

Mail Stop 3720

February 2, 2010

<u>VIA US MAIL AND FAX (631) 962-7003</u>

Mr. Michael D. Porcelain
Chief Financial Officer
Comtech Telecommunications Corp.
68 South Service Rd., Suite 230
Melville, NY 11747

> **RE:** **Comtech Telecommunications Corp.**
> **Form 10-K for the year ended July 31, 2009**
> **Filed September 23, 2009**
> **File No. 0-07928**

Dear Mr. Porcelain:

We have reviewed your filing and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Backlog, page 15

1. If true, please clarify to state that the backlog amounts disclosed are firm and for government contracts, such amounts are funded and the contracts are awarded and signed. Otherwise, disclose the value of backlog orders that you believe to be firm (including nature and amounts of government orders that are firm but not yet funded and the contracts awarded but not yet signed), as of a recent date and as of a comparable date

in the preceding fiscal year. Additionally, please disclose segment backlog if material to the understanding of the business taken as a whole. Refer to Item 101(c)(1)(viii) and related Instruction as set forth in Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 58

2. Please confirm, if true, that your management concluded that your disclosure controls and procedures were "effective" as of the end of the fiscal year. In future filings, please include disclosure clearly stating management's conclusion regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

(c) Revenue Recognition, page F-9

3. Please expand your disclosure to include your basis for stating amounts related to contracts in progress, including policies with respect to accounting for indirect costs. Refer to ASC 912-235-50-1.

(2) Acquisitions, page F-17

4. We note that on a pro forma basis, your total revenues for the year ended July 31, 2008 would have been $682 million, had you acquired Radyne at the beginning of that fiscal year. Please clarify the disclosure in your MD&A to state why despite a full year of operations following its acquisition, Radyne did not appear to positively impact your sales. In this regard, we note your disclosures in the second and third paragraphs on page 19.

13. Customer and Geographic Information, page F-28

5. Please disclose revenues attributed to foreign countries in total and your basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

Valuation and Qualifying Accounts and Reserves, page S-1

6. Please tell us and disclose in your MD&A why your provision for inventory reserves in 2009 more than doubled over 2008.

Form 10-Q for the quarterly period ended October 31, 2009
Critical Accounting Policies

7. We note your statement that if you are not successful in achieving your expected sales levels (including sales associated with your Radyne acquisition and your MTS and BFT contracts), your goodwill may become impaired in future periods. In addition, we note

that a substantial majority of your sales in the mobile data communications segment have historically come from, and are expected to be derived in the future from sales relating to your MTS and BFT contracts. However, you disclose on page 29 that your MTS and BFT contracts are currently near ceiling limits and there can be no assurance that you will ultimately receive a contract ceiling increase, contract extension or be awarded a new contract. Please tell us how you considered these contracts in your goodwill impairment analysis performed in the first quarter of fiscal 2010.

Definitive Proxy Statement

Determination of Salary and Non-equity Incentive Plan Awards for Fiscal 2009, page 19

8. We note your disclosure on pages 20 and 21 that annual incentives for Mr. Porcelain were based upon operating profit and free cash flows relating to the company as a whole and that Mr. Kapleus' award is based in part upon "financial performance goals related to consolidated operating profit and free cash flow." It appears that these goals consist of financial-statement line items or other publicly-disclosed figures. Therefore, please disclose the specific performance goals in future filings, including threshold, target and maximum levels for each performance goal. To the extent you believe that disclosure of the objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

9. We note that the target maximum payouts for your named executive officers are based on percentages of non-GAAP pre-tax profits. Although you disclose the maximum percentage of pre-tax profits that may be awarded to each named executive officer, you do not disclose the dollar value such percentage represents. In order to provide context for your disclosure, in future filings please clarify the dollar value represented by the percentages of pre-tax profit that may be paid to each named executive officer.

Determination of Salary and Non-equity Incentive Plan Awards for Fiscal 2009, page 19

10. We note your use of "free cash flow," a non-GAAP measure, to determine your non-equity incentive plan awards. If this measure is used in future periods, please expand your disclosure in future filings to explain how this measure is calculated.

11. We note that your disclosure in this section references the maximum annual incentive award for your named executive officers. However this disclosure does not indicate the targets for such incentive awards, which are discussed on pages 27-29. In order to clarify

all of the factors considered by your compensation committee, in future filings please
expand your disclosure in this section to identify both your target and maximum annual
incentive goals for each named executive officer, as applicable**.**

Summary Compensation Table for Fiscal 2009, 2008 and 2007…, page 25

12. We note that the compensation committee exercised its discretion to increase the amount
of the annual incentive award that would have otherwise been granted to Mr. Porcelain
based on his achievement of the fiscal 2009 performance measures. The entire $270,000
award is disclosed as non-equity incentive plan compensation in your summary
compensation table. Amounts paid over and above amounts earned by meeting the
performance measure in a non-equity incentive plan should be reported in the bonus
column of the summary compensation table. See our Compliance and Disclosure
Interpretation 119.02 on Regulation S-K, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please indicate your
understanding of this requirement.

Grants of Plan-Based Awards for Fiscal 2009, page 26

13. We note your disclosure on pages 20 and 21 describing minimum and maximum
achievement levels with respect to the fiscal 2009 performance measures for Messrs.
Porcelain, McCollum, Wood and Kapelus. However, the potential awards for
achievement of such threshold and maximum levels are not reflected in your grants of
plan-based awards table. In future filings please revise this table to disclose amounts
payable if the threshold, target and maximum performance goals are achieved.

14. We note your statement in footnote one to this table that the target levels shown in the
table represent the amounts that would have been payable for fiscal 2009 assuming the
applicable pre-tax profits were the same as achieved in fiscal 2008. We note that the
fiscal 2009 pre-tax profit measures were available when you filed the proxy statement,
therefore the 2009 data should have been reflected in this table. In future filings you may
change the headings to indicate that such disclosure reflects "[E]stimated possible
payouts under non-equity incentive plan awards." See Question 120.02 of our
Compliance and Disclosure Interpretation on Regulation S-K, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * *

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please file
your letter over EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 550-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director